bywater

Spring 2023 Capital Raise



Owner **Katie owns 100% of the equity of Bywater, which is an LLC founded in 2014.**

Goals and Growth Ideas

- **Relaunch** Bakeshop off-site

- **Refinance** lingering start-up and pandemic-era debt; start fresh!

- **Diversify** Bywater's income and share resources

- Explore further **growth**: commissary kitchen, retail sales/provisioning, wholesale, etc!

The Premise

1. **I don't want to give up equity in my business,** so I need to create an investment structure that works with our projected cash flows. A capital raise should pay down existing liabilities (strategically!) as well as provide the capital to re-launch our successful pandemic pivot, The Bakeshop. Creating a daytime offshoot of Bywater that could share resources and costs, diversify our income, and increase stability for our company has been a goal of mine since 2017.

2. **I want to create value for new partners**–which includes a meaningful return on investment, special events and other perks, giving back to the causes you love to support, and lifting up other businesses or new ventures.

3. **Build on relationships.** Our first focus group was a rousing success and yielded incredible customer data as well as committed investors. Continuing to honor our community's support and loyalty by responding to their pain points remains a guiding value of my business.

4. **Say YES, more often.** An off-site space (and all that entails, such as laundry facility, food storage, refrigeration, office, wine storage, and more) means saying *yes* to more of the activities that provide the most financial stability: special events, collaborations, and other projects.

The Timeline

The hunt has already begun for an offsite location that will meet the existing needs of Bywater as well as provide a retail location for The Bakeshop. With any luck, we'll find a space and have a lease by March 1st, 2023.

- ☐ Begin build out. With the help of experienced family and friends, we'll build a cafe storefront to serve our coffee and baked goods, prepared foods, and fresh provisions.
- ☐ Open to the public by Summer 2023, begin a small wholesale and farmers market program, and start generating revenue.
- ☐ Once open, we'll begin the search for a permanent baking space/commissary kitchen (we currently bake out of Hope & Main, a local "incubator" or shared kitchen space), which we hope to self-fund and achieve within 2-3 years.

The Takeaway

As well as providing an additional source of income, a second location supports the existing business model – currently, our capacity is hampered by simple lack of space. We can reduce costs across the board by sharing linen service, labor, waste disposal, parking, storage space, event space, and more.

In short, daytime space means increased revenue and greater profit margin for our existing business model. The fact that it brings in its own unique revenue stream and addresses several existing customer pain points is the cherry on top.



Perks

The *intangibles* are wildly important to me– I want Bywater to feel like your "third space," your cozy living room in the winter or your backyard patio in the summer, complete with oyster shucker. To that end, we're planning perks like…

- Invitations/ticket links to all special events 24 hours before they go public
- First pick of available dates for high-demand dates (private holiday parties, tables during graduation season, etc).
- Hosting an event at home? Let us help you with choosing the wines or shucking oysters!
- Our presence at a charity event of your choice each year as schedule allows, and/or a donation of a gift basket or gift cards for raffles/auctions benefiting the causes you support throughout the year
- Social media shout outs to your own business (if applicable) or favorite nonprofit
- Investor-only events to showcase what's new and brainstorm growth plans (with wine and snacks, obviously)
- Complimentary "memberships" when we host wine club events (in-person tastings or take-home bottles), or coffee club (a whole bean subscription for true coffee geeks) for high level investors
- Plus, we'd love to hear YOUR ideas for perks–be creative!